UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 9 October 2024, London UK

Statement: Zantac (ranitidine) litigation - settlement agreements reached

●
GSK to resolve 93% (approximately 80,000 cases) of U.S. state court Zantac product liability cases for up to $2.2 billion
●
Separate settlement of qui tam complaint for $70 million
●
Settlements agreed with no admission of liability
●
No change to GSK's growth agenda or investment plans

GSK plc (LSE/NYSE: GSK) today announced that it has reached agreements with 10 plaintiff firms who together represent 93% (approximately 80,000) of the Zantac (ranitidine) state court product liability cases pending against GSK in the United States.

Under these agreements, GSK will make an aggregate payment of up to $2.2 billion to resolve all U.S. state court product liability cases handled by those plaintiff firms that meet agreed eligibility and participation criteria (the "State Courts Settlement").

The participating plaintiff firms are unanimously recommending to their clients that they accept the terms of the State Courts Settlement, which is expected to be fully implemented by the end of H1 2025. Terms of the agreements are confidential.

GSK also confirms that it has reached an agreement in principle to pay a total of $70 million to resolve the Zantac qui tam complaint previously filed by Valisure. The agreement in principle is subject to final approval from the Department of Justice (the "Qui Tam Settlement").

GSK has not admitted any liability in the State Courts Settlement or in the agreement in principle for the Qui Tam Settlement. While the scientific consensus remains that there is no consistent or reliable evidence that ranitidine increases the risk of any cancer, GSK strongly believes that these settlements are in the best long-term interests of the company and its shareholders as they remove significant financial uncertainty, risk and distraction associated with protracted litigation.

GSK expects to recognise an incremental charge in its Q3 Results for 2024 of £1.8 billion ($2.3 billion) in relation to the State Courts Settlement, the Qui Tam Settlement, and the remaining 7% of pending state court product liability cases, partially offset by expected reduced future legal costs.

The costs of these settlements will be funded through existing resources. There are no changes to GSK's growth agenda or investment plans for R&D as a result of these settlements.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q2 Results for 2024.

This announcement contains inside information. The person responsible for arranging the release of this announcement  on behalf of GSK is Victoria Whyte, Company Secretary.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 09, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc